MDM
METALLURGICAL DESIGN AND MANAGEMENT (PTY) LTD.
Reg.No.89/08760/07

Certificate of Qualified Person

Reference: "Technical Report entitled Summary- Feasibility Study Aguablanca Project dated July 2002"

I, Dave Dodd, of Metallurgical Design & Management, 10 Hunter Street, Randburg, Johannesburg, South Africa 2118, do hereby certify that:

1. I graduated from the University of Manchester, Manchester, United Kingdom with a Bachelor of Science (Honours) Chemical Engineering in 1974;

   I have practiced my profession as a process engineer continuously since graduation; and as such, I meet the requirements of National Instrument 43-10 1 for designation as a Qualified Person.

2. I have made a site visit to the Aguablanca Project in southwestern Spain.

3. I have reviewed and/or prepared the "Technical Report Feasibility Study Aguablanca Project dated July 2002" Volumes 1 and 2. I have found no limitations regarding the data disclosed herein.

4. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report.

5. Metallurgical Design and Management (Pty) Ltd is independent of the issuer as defined in National Instrument 43-101. I meet the definition of Independent Qualified Person as outlined in National Instrument 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, from Rio Narcea Gold Mines, Ltd. or of any affiliate thereof.

6. I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and Form 43-1 01FI.

Dated 10th January 2002

(signed) D Dodd
Dave Dodd
Technical Director

A MEMBER OF THE MDM GROUP
MDM House, 10 Hunter Street, Randburg
P O Box 3088, Cresta, 2118, RSA
TEL: (+27 11) 886-7980
FAX: (+21 11) 886-7967
EMAIL: mdmgdr@icon.co.za
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